EXHIBIT 2.5


FRIED KRUPP AG HOESCH-KRUPP


LETTER OF GUARANTEE


SCHROFF GMBH
Langenalber Strabe 96-100
75334 Straubenhardt ("Seller")

a wholly-owned subsidiary of Fried. Krupp AG Hoesch-
Krupp, has sold

- - its assets by Purchase Agreement as of December 22,
1993 to Pentair Deutscheland Gmbh,

- - its shares of its subsidiaries Schroff S. A., France,
Schroff UK Ltd., Great Britain, Schroff S.r.l., Italy and
Schroff Scandinavia A.B., Sweden to EuroPentair, and

- - its shares of its subsidiaries Schroff Inc., USA, Schroff K.K., Japan and Schroff Co. Ltd., Taiwan to F.C.
Holdings Inc., USA.

Pentair Deutschland Gmbh, EuroPentair Gmbh and F.C.
Holdings Inc. (collectively hereinafter referred to as "Buyers"), are directly or indirectly wholly-owned subsidiaries of Pentair Inc., USA.

Pursuant to Sec. 11.9 of the Purchase Agreement, Fried.
Krupp AG Hoesch-Krupp has to submit to Buyers a guarantee to secure Buyers for the amounts owed to them by Seller on the Closing Date or thereafter. This premised, we hereby unconditionally and irrevocably undertake and agree to guarantee to pay or to cause the Seller to pay to Buyers all indemnification amounts which Seller may be owing to Buyers on the Closing Date or arising thereafter.

This Letter of Guarantee becomes valid from its date of issuance and will remain in force until four years after Closing Date and thereafter it shall become null and void, whether being returned to us or not.

This Letter of Guarantee shall be governed by German Law.
Place of jurisdiction shall be Essen, Germany.


Fried. Krupp AG Hoesch-Krupp

Essen, Germany